UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Noodles & Company
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of class of securities)

65540B105
(CUSIP Number)

Mélanie Bernier
Senior Vice President and Chief Legal Officer
Public Sector Pension Investment Board
1250 René-Lévesque Boulevard West, Suite 1400
Montréal, Québec, Canada H3B 5E9
514-937-2772
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 65540B105	13D	Page 2

1	NAME OF REPORTING PERSONS
Public Sector Pension Investment Board

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,363,661 (see Item 5) (1)

	8	SHARED VOTING POWER
0 (see Item 5) (1)

	9	SOLE DISPOSITIVE POWER
4,363,661 (see Item 5) (1)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5) (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
4,363,661 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (see Item 5) (2)

14	TYPE OF REPORTING PERSON
CO; HC

(1)
All shares are owned by Argentia Private Investments Inc. (“Argentia”), a wholly owned subsidiary of Public Sector Pension Investment Board (“PSP”).  PSP may be deemed a beneficial owner of such shares.  See Note (1) to Argentia’s cover page of this Amendment No. 5 to Schedule 13D.

(2)	See Note (2) to Argentia’s cover page of this Amendment No. 5 to Schedule 13D.

CUSIP No. 65540B105	13D	Page 3

1	NAME OF REPORTING PERSONS
Argentia Private Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,363,661 (see Item 5) (1)

	8	SHARED VOTING POWER
0 (see Item 5) (1)

	9	SOLE DISPOSITIVE POWER
4,363,661 (see Item 5) (1)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5) (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
4,363,661 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (see Item 5) (2)

14	TYPE OF REPORTING PERSON
CO

(1)	Argentia, a wholly owned subsidiary of PSP, directly owns 4,363,661 shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”).

(2)
Percent of Class A Common Stock calculated based on 43,922,066 shares of Class A Common Stock outstanding, as defined in Item 4 of this Amendment No. 5 to Schedule 13D, as of October 19, 2018 as disclosed on the cover page of the Issuer’s Form 10-Q filed with the SEC on October 23, 2018.

This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D initially filed on February 21, 2017, as amended (the “Schedule 13D”), and is filed jointly by Public Sector Pension Investment Board (“PSP”) and Argentia Private Investments Inc. (“Argentia”), each of whom may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons,” with respect to the Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), of Noodles & Company (the “Issuer”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On November 28, 2018, Argentia sold 1,858,387 shares of Class A Common Stock at a price of $8.90 per share pursuant to a transaction exempt from registration pursuant to Rule 144 (the “Sale”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is supplemented as follows:

(a)
The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No. 5, as of November 30, 2018 after giving effect to the Sale, are incorporated herein by reference.  As of November 30, 2018 after giving effect to the Sale, PSP was the beneficial owner of 4,363,661 shares of Class A Common Stock (all of which are directly owned by Argentia), which represents approximately 9.9% of the number of shares of Class A Common Stock outstanding (based on 43,922,066 shares of Class A Common Stock outstanding as of October 19, 2018 as disclosed on the cover page of the Issuer’s Form 10-Q filed with the SEC on October 23, 2018).

Due to the Stockholders Agreement, Argentia and another stockholder of the Issuer, Catterton-Noodles LLC (“Catterton”), may be deemed to be a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934.  As of November 30, 2018, after giving effect to the Sale, the Reporting Persons and Catterton, collectively beneficially owned 12,502,441 shares of Class A Common Stock, which represents approximately 27.3% of the outstanding shares of Class A Common Stock (calculated in accordance with SEC Rule 13d-3, which includes 1,913,793 shares of Class A Common Stock issuable pursuant warrants owned by Catterton).  The Reporting Persons disclaim beneficial ownership of the shares of Class A Common Stock (or any other securities of the Issuer) held by any person other than the Reporting Persons.  Catterton and other persons affiliated with Catterton file a Schedule 13D and amendments thereto with the SEC separately.  The ownership information for Catterton is based on Catterton’s Schedule 13D/A filed with the SEC on November 29, 2018.

To the Reporting Person’s knowledge, none of the Scheduled Persons beneficially owned any shares of Class A Common Stock as of November 30, 2018.

(b)
The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Amendment No. 5 and (ii) Item 5(a) hereof, in each case, as of November 30, 2018 after giving effect to the Sale, are incorporated herein by reference.

(c)
None of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transaction in Class A Common Stock in the past sixty days, except as disclosed in Item 4 of this Amendment No. 5.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 2018

PUBLIC SECTOR PENSION INVESTMENT BOARD

By:	/s/ Mélanie Bernier
Name:	Mélanie Bernier
Title:	Senior Vice President and Chief Legal Officer

ARGENTIA PRIVATE INVESTMENTS INC.

By:	/s/ Mélanie Bernier
Name:	Mélanie Bernier
Title:	Vice President